EXHIBIT 14.1

Motorola Code of Business Conduct

Amended as of September 29, 2004

Times will change. Our products will change. Our people will change. Our customers will change. What will not change is our commitment to our key beliefs.

Key Beliefs

Our key beliefs define who we are as individuals and as a company—to each other, our customers, our shareholders, our suppliers, our competitors and our communities.

Uncompromising integrity means staying true to what we believe. We adhere to honesty, fairness and doing the right thing without compromise, even when circumstances make it difficult.

Constant respect for people means we treat everyone with dignity, as we would like to be treated ourselves. Constant respect applies to every individual we interact with around the world.

Each of us is expected to demonstrate these key beliefs in our work as Motorolans

Purpose of the Code of Business Conduct

This Code of Business Conduct is a guide to help Motorolans live up to Motorola’s high ethical standards—and their own. It summarizes many of the laws that Motorola and all Motorolans are required to live by. The Code goes beyond the legal minimums, however, by describing the ethical values we share as Motorolans.

This Code is neither a contract nor a comprehensive manual that covers every situation Motorolans throughout the world might encounter. It highlights key issues and identifies policies and resources to help Motorolans reach decisions that will make Motorola proud.

Responsibility and Accountability

As Motorolans, each of us is responsible for abiding by this Code of Business Conduct and the laws that apply to our work. If you have any questions or concerns about illegal or unethical acts, discuss them with your management or contact the EthicsLine immediately. Failure to abide by this Code and the law will lead to disciplinary measures appropriate to the violation, up to and including dismissal.

Each Motorolan is expected to read the entire Code of Business Conduct. No code can guarantee ethical behavior, though. Only we can.

Additional Responsibilities of Managers

Motorola managers are expected to lead according to our standards of ethical conduct, in both words and actions. Managers are responsible for promoting open and honest two-way communications. Managers must be positive activists and role models who show respect and consideration for each of our associates. Managers must diligently look for indications that unethical or illegal conduct has occurred and report it. If you ever have a concern about unethical or illegal activities, you are expected to take appropriate and consistent action, and inform your manager, the Law Department or the EthicsLine.

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MOTOROLANS

We respect the dignity of each Motorolan.

Constant Respect

We will treat each other with respect and fairness at all times, just as we wish to be treated ourselves. We will value the difference of diverse individuals from around the world. Employment decisions will be based on business reasons, such as qualifications, talents and achievements, and will comply with local and national employment laws.

Harassment

Abusive, harassing or offensive conduct is unacceptable, whether verbal, physical or visual. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances. We are encouraged to speak out if a co-worker’s conduct makes us or others uncomfortable and to report harassment if it occurs.

Safety and Health

We are all responsible for maintaining a safe workplace by following safety and health rules and practices. We are responsible for immediately reporting accidents, injuries and unsafe equipment, practices or conditions to a supervisor or other designated person. Motorola is committed to keeping its workplaces free from hazards.

To protect the safety of all employees, each of us must report to work free from the influence of any substance that could prevent us from conducting work activities safely and effectively.

Threats or acts of violence or physical intimidation are prohibited.

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CUSTOMERS AND CONSUMERS

We earn customer loyalty by delivering on our promises.

Product Quality and Safety

Maintaining Motorola’s valuable reputation requires complying with our quality processes and safety requirements. We damage our good name if we ship products or deliver services that fail to live up to Motorola standards.

Sales and Marketing

We will build long-term relationships with our customers by demonstrating honesty and integrity. Our marketing and advertising will be accurate and truthful. Deliberately misleading messages, omissions of important facts or false claims about our competitors’ offerings are unacceptable.

We will obtain business legally and ethically. Bribes or kickbacks are unacceptable. Guidance on customer gifts, travel and entertainment is in the Conflicts of Interest section of this Code.

Customer Information

We must protect customer information that is sensitive, private or confidential—just as carefully as we protect our own. Only those who have a need to know should have access to confidential information.

Government Customers

We must take special care to comply with all legal and contractual obligations in dealing with governments. National and local governments around the world have specific and varied procurement laws and regulations that have been established to protect the public interest. These laws generally prohibit or put strict limits on gifts, entertainment and travel offered to government officials. They also often apply to the hiring of current or recently retired officials and their families and to any conduct that may be viewed as improperly influencing objective decision making. Many other laws strictly govern accounting and billing practices for fulfilling government contracts and subcontracts.

These laws apply to Motorola and all Motorolans worldwide. When Motorola uses suppliers or subcontractors to fulfill its commitments, we also may be responsible for communicating these unique governmental requirements to those third parties. Motorolans who deal with government officials and contracts are responsible for knowing and complying with applicable laws and regulations.

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BUSINESS PARTNERS

Building quality relationships with other companies gives Motorola a competitive advantage.

Doing Business with Others

We will not do business with others who are likely to harm Motorola’s reputation. For example, we will avoid doing business with others who intentionally and continually violate the law. These laws include, for example, local environmental, employment, safety and anti-corruption statutes. All arrangements with third parties must comply with Motorola policy and the law. We will not use a third party to perform any act prohibited by law or by the Motorola Code of Business Conduct.

Agents and Consultants

Commission rates or fees paid to dealers, distributors, agents, finders or consultants must be reasonable in relation to the value of the product or work that is actually being done, consistent with law, policy and local practice. We will not pay commissions or fees that we have reason to believe will become bribes.

Subcontractors

Subcontractors play a vital role in fulfilling many of our contracts. In some cases, the subcontractor is highly visible to our customers. That is why it is very important to ensure that our subcontractors preserve and strengthen Motorola’s reputation by acting consistently with our Code of Business Conduct.

Joint Ventures and Alliances

Motorola strives to ally with companies that share our commitment to ethics. We will work to make the standards of our joint ventures compatible with our own.

Purchasing Practices

Purchasing decisions must be made based solely on Motorola’s best interests. Suppliers win Motorola business based on product or service suitability, price, delivery and quality. Purchasing agreements should be documented and clearly identify the services or products to be provided, the basis for earning payment and the applicable rate or fee. The amount of payment must be commensurate with the services or products provided.

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SHAREHOLDERS

We will treat the investment of our shareholders as if it were our own.

Protecting Motorola Assets

We have a responsibility to protect the Motorola assets entrusted to us from loss, damage, misuse or theft. Motorola assets, such as funds, products or computers, may only be used for business purposes and other purposes approved by management. Motorola assets may never be used for purposes that violate law or company policy.

Proprietary Information

We will safeguard all proprietary information by marking information accordingly, keeping it secure and limiting access to those who have a need to know to do their jobs. Proprietary information includes any information that is not generally known to the public and is helpful to Motorola or would be helpful to competitors. It also includes proprietary information that suppliers, customers and others have entrusted to us. The obligation to preserve proprietary information continues even after employment ends.

Inside Information and Securities Trading

Motorolans are not allowed to trade in securities or any other kind of property based on material information that comes from their jobs, if that information has not been reported publicly. It is against the laws of many countries, including the U.S., to trade or to “tip” others who might make an investment decision based on inside job information. For example, using non-public information to buy or sell Motorola stock, options in Motorola stock or the stock of a Motorola supplier or customer is prohibited.

Accuracy of Company Records

To make responsible business decisions, we require honest and accurate recording and reporting of information. This includes such data as quality, safety and personnel records, as well as all financial records.

All financial books, records and accounts must accurately reflect transactions and events and must conform both to required accounting principles and to Motorola’s system of internal controls. No false or artificial entries may be made. When a payment is made, it can be used only for the purpose spelled out on the supporting document.

Recording and Retaining Business Communications

All business records and communications should be clear, truthful and accurate. Business records and communications often become public through litigation, government investigations and the media. We will avoid exaggeration, colorful language, guesswork, legal conclusions and derogatory remarks or characterizations of people and companies. This applies to communications of all kinds, including e-mail and informal notes or memos. Records must be retained and destroyed according to Motorola’s record-retention policies.

Audits and Investigations

Motorolans are required to fully cooperate with all audits and investigations as requested by the company. We will also cooperate with reasonable requests for information from government agencies and regulators, and consult with the Law Department before responding to any non-routine requests. All information provided must be truthful and accurate. We will not conceal, alter or destroy documents or records in response to an investigation or other lawful request.

COMPETITORS

We compete aggressively and with integrity.

Competitive Information

We must never use any illegal or unethical methods to gather competitive information. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent or inducing such disclosures by past or present employees of other companies is prohibited.

If information is obtained by mistake that may constitute a trade secret or confidential information of another business, or if we have questions about the legality of information gathering, we should consult the Law Department.

Fair Competition and Antitrust

Motorola and all our employees are required to comply with the antitrust and unfair competition laws of the many countries in which we do business. These laws are complex and vary considerably from country to country. They generally concern:

•	Agreements with competitors that harm customers, including price fixing, bid rigging and agreements not to compete for customers or contracts.

•	Agreements that unreasonably limit the freedom of a customer or supplier to sell a product, including establishing the resale price of a product or service or improperly conditioning the sale of products, technologies or services on an agreement to buy other Motorola products and services.

•	Attempts to monopolize, for example, by abusing a dominant position in the market unfairly to prevent others from competing.

Motorolans who question whether an action may violate competition laws should talk to the Law Department.

COMMUNITIES

As a global corporate citizen, Motorola creates products and provides services that benefit people around the world.

Community Service

We serve society by providing life-enhancing products and services at a fair price and by actively supporting the communities in which we operate. Motorola, the Motorola Foundation and Motorolans throughout the world provide generous financial and voluntary support to thousands of worthwhile community programs.

Personal Community Activities

Motorolans are free to support community, charity and political organizations and causes of their choice, as long as they make it clear that their views and actions are not those of Motorola. Employees’ outside activities must not interfere with job performance.

No Motorolan may pressure another employee to express a view that is contrary to a personal belief or to contribute to or support political, religious or charitable causes.

Environment

We respect the environment by complying with all applicable environmental laws in all countries in which we conduct operations. Motorola is committed to protecting the environment by minimizing the environmental impact of our operations and operating our businesses in ways that foster sustainable use of the world’s natural resources. Motorolans must comply with Motorola’s environmental policies and programs. Notify management if hazardous materials come into contact with the environment or are improperly handled or discarded.

Communicating with External Audiences

Motorola will provide fair, accurate, timely and easy to understand information to the public. To ensure professional and consistent handling, requests from the media should be forwarded to the local communications group or Corporate Communications and Public Affairs. Unfortunately, many well-intentioned interviewees have had their stories misinterpreted by reporters. Let the experts handle such situations.

Requests from financial analysts and shareholders must be forwarded to Investor Relations.

GOVERNMENTS

As a responsible citizen, it is our obligation to obey the law.

Compliance with the Law

Motorolans around the world must comply with all applicable laws and regulations wherever we do business. Perceived pressure from supervisors or demands due to business conditions are no excuse for violating the law. When we have any questions or concerns about the legality of an action, we are responsible for checking with management, the Law Department or the EthicsLine.

Motorola Political Activities

No Motorolan may, except with approval from the Government Relations Office, make any political contribution for Motorola or use Motorola’s name, funds, property, equipment or services for the support of political parties, initiatives, committees or candidates. This includes any contribution of value. Lobbying activities or government contacts on behalf of Motorola, other than sales activities, should be coordinated with the Government Relations Office.

Anti-Corruption Laws

Motorola complies with the anti-corruption treaties and laws of the countries in which it does business, including the U.S. Foreign Corrupt Practices Act (FCPA), which applies to its global business. Motorolans will not directly or indirectly offer or make a corrupt payment to government officials, including employees of state-owned enterprises. These requirements apply both to Motorola employees and agents, such as Third Party Sales Representatives, no matter where they are doing business. If you are authorized to engage agents, make sure that they are reputable and require them to agree in writing to Motorola’s standards in this area.

Crossing National Borders

When importing or exporting products, services, information or technology, Motorola complies with applicable U.S. and other national laws, regulations and restrictions. When we travel internationally on company business, we are subject to laws governing what we import and export. Motorolans are responsible for knowing the laws that pertain to them and for checking with their import/export compliance manager when in doubt.

CONFLICTS OF INTEREST

We make business decisions based on the best interests of Motorola.

General Guidance

Business decisions and actions must be based on the best interests of Motorola and must not be motivated by personal considerations or relationships. Relationships with prospective or existing suppliers, contractors, customers, competitors or regulators must not affect our independent and sound judgment on behalf of Motorola. General guidelines to help Motorolans better understand common situations that may cause a conflict of interest are listed below. However, Motorolans are required to disclose any situation that may be, or appear to be, a conflict of interest, in accordance with policy. When in doubt, it is best to disclose.

Outside Employment

Motorolans may not work for or receive payments for services from any competitor, customer, distributor or supplier of Motorola without approval in accordance with policy. Any outside activity must be strictly separated from Motorola employment and should not harm job performance at Motorola. Skills learned and used at Motorola must not be used in a way that could hurt the business of Motorola.

Board Memberships

Serving on a board of directors or similar body for an outside company or government agency requires advance approval in accordance with policy. Helping the community by serving on boards of non-profit or community organizations is encouraged and does not require prior approval.

Family Members and Close Personal Relationships

We may not use personal influence to get Motorola to do business with a company in which our family members or friends have an interest. We should disclose any close relationship that might make it appear we could favor another company to the detriment of Motorola’s interests.

Investments

Motorolans may not allow their investments to influence, or appear to influence, their independent judgment on behalf of Motorola. This could happen in many ways, but it is most likely to create the appearance of a conflict of interest if a Motorolan has an investment in a competitor, supplier, customer or distributor and his decisions may have a business impact on this outside party. If there is any doubt about how an investment might be perceived, it should be disclosed to management.

We are also prohibited from directly or indirectly buying, or otherwise acquiring rights to any property or materials, when we know that Motorola may be interested in pursuing such an opportunity and the information is not public.

Gifts

Gifts are not always physical objects. They also may be services, favors, loans or other items of value.

Gifts to Motorolans

Motorolans don’t accept kickbacks, lavish gifts or gratuities. We can accept items of nominal value, such as small promotional items bearing another company’s name. We will not accept anything that might make it appear that our judgment for Motorola would be compromised as a result. We may not accept special or reduced-rate personal loans as a result of our positions with Motorola.

In rare situations, it would be impractical or harmful to refuse or return a gift. If this happens, discuss the situation with management.

Gifts Given by Motorola

Some business situations call for giving gifts. Motorola’s gifts must be legal, reasonable and approved by management. Motorolans never pay bribes.

Gift-giving practices vary among cultures. Our local gift policies and guidelines address this.

We will not provide any gift if it is prohibited by law or the policy of the recipient’s organization. For example, the employees of many government entities around the world are prohibited from accepting gifts. If in doubt, check first.

Entertainment

Entertainment includes a representative of both parties at an event.

Entertainment of Motorolans

We may accept entertainment that is reasonable in the context of the business and that advances the company’s interests. For example, accompanying a business associate to a local cultural or sporting event, or to a business meal would be acceptable in most cases.

Entertainment that is lavish or frequent may appear to influence our independent judgment on behalf of Motorola. If an invitation seems inappropriate, we must turn down the offer or pay the true value of the entertainment ourselves. Accepting entertainment that may appear inappropriate should be discussed with management, in advance if possible.

Entertainment by Motorola

We may provide entertainment that is reasonable in the context of the business. If we have a concern about whether providing entertainment is appropriate, we will discuss it with management in advance.

Entertainment of government officials may be prohibited by law. Get approval from management in each instance.

Travel

Acceptance of Travel Expenses

Motorolans may accept transportation and lodging provided by a Motorola supplier or other third party if the trip is for business and is approved in advance by the employee’s supervisor. All travel accepted must be accurately recorded in our travel expense records.

Providing Travel

Unless prohibited by law or the policy of the recipient’s organization, Motorola may pay the transportation and lodging expenses incurred by customers, agents or suppliers, if for a legitimate business purpose and approved by management.

All travel by government officials that is sponsored or paid for by Motorola must be approved in advance by management and the Office of Ethics and Compliance, in accordance with policy.

HOW TO GET HELP

Have questions about the Motorola Code of Business Conduct? The first place to turn is to your supervisor or manager. If you’re uncomfortable discussing the issue with your supervisor, please talk to another member of management, Human Resources, the Law Department or the Motorola EthicsLine. Our open-door policy means you can approach any level of management with your concerns. Our Web site includes a number of interpretative policies that may help clarify your situation.

Key Beliefs

It would be wonderful if the right thing to do were always perfectly clear. In the real world of business, however, things are not always obvious. If you find yourself in a situation where the “right thing” is unclear or doing the right thing is difficult, remember our key beliefs.

Does my action reflect Motorola’s key beliefs

of integrity and respect?

To Motorola employees? To customers?

To business partners, competitors and shareholders?

To the government? To the public?

If you wouldn’t want your action

to be reported in the media,

it’s probably not the right thing to do.

EthicsLine and Audit Committee Line

The EthicsLine offers information, advice and suggestions. Use it to discuss any concern or problem—not just for emergencies. The EthicsLine strives to make sure that all questions or concerns are handled fairly, discreetly and thoroughly.

The Audit Committee Line has been established to allow access to the Audit and Legal Committee of the Motorola, Inc. Board of Directors for any interested party with a concern about Motorola’s accounting, internal controls or audit matters.

Calls to both Lines may be made anonymously. Anonymous callers will be advised if additional information is required before an effective investigation can take place. Callers who wish to learn the status of their calls will be assigned a confidential identification number. Confidentiality for all others who report concerns will be maintained to the fullest extent possible.

In the U.S. and Canada, call the EthicsLine at (800) 538-4427, and the Audit Committee Line at (866) 724-1500. Further contact information for the EthicsLine and Audit Committee Line can be found at ethics.mot.com (internal) or motorola.com (external).

Reporting Concerns

Taking action to prevent problems and protect Motorola’s reputation is part of the Motorola culture. If you see possible unethical or illegal conduct, you are expected to report your concerns.

Retaliation against any employee who honestly reports a concern to Motorola about illegal or unethical conduct will not be tolerated. At the same time, it is unacceptable to file a report knowing it to be false.